Mail Stop 3561

August 4, 2006

Ms. Katherine J. Harless
President
Verizon Directories Disposition Corporation
2200 West Airfield Drive
DFW Airport, TX 75261

Re: **Verizon Directories Disposition Corporation**
        Form 10 filed on 7/7/06
        File No. 1-32939

Dear Ms. Harless,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

What will Directories Corp.'s relationship be?, page 2

1. Please confirm that the material terms of the contracts with Verizon which you indicate will be executed at or prior to the spin-off will be described in this Form 10. For example, we expect that the phrase "a period of time" in the first sentence after the bullets of this section will be quantified prior to effectiveness.

Our Company, page 5

2. Please substantiate your statements, which appear in the first and final sentences of the first paragraph of this section, that Verizon is the "second largest yellow pages directories publisher" and "fifth most recognized" brand in the United States.

Future changes in Verizon's directory publishing may increase our costs, page 18

3. Please revise your heading to more clearly address the risk discussed. Specifically, your heading should indicate that regulatory obligations may change over time and may increase your operating costs.

Structure, page 31

4. Please specify the debt securities that will be issued to the parent company. In addition, please more specifically describe the process by which the term loans and debt securities will be "transferred" to the parent from your company.

5. Please tell us whether you intend to register the exchange of debt securities.

Verizon Common Stock, page 32

6. It is unclear whether the "ex-distribution" trades will occur before effectiveness of the registration statement. Please tell us how this process will work.

Treatment of Fractional Shares, page 33

7. Please confirm that the sale of fractional shares by the transfer agent will meet the requirements set forth in Question 6 to Staff Legal Bulletin No. 4 (September 16, 1997).

Results of the Distribution, page 36

8. Please disclose the approximate number of holders as of the latest practicable date prior to the spin-off. Refer to Item 201(b) of Regulation S-K.

Selected Financial Information, page 40

9. These disclosures should include long-term obligations pursuant to Item 301 of Regulation S-K. As you do have these obligations on a pro forma basis, please add this line item to your table. In addition, if you elect to disclose operating cash flows please also disclose cash flows from investing activities and from financing activities in your table. These comments apply to your presentation of summary data as well.

10. Please supplementally reconcile the pro forma net income in the table to the pro forma statement of operations on page 44.

Notes to Unaudited Pro Forma Information, page 46

11. Refer to your explanations (1) and (3). Please revise your explanations to include the period over which debt issuance costs will be amortized and how such period was determined.

12. Please supplementally, and in detail, discuss how you will measure and account for the impact of the spin-off on stock options and other stock-based awards held by your employees under SFAS 123(R). Provide related disclosures in the notes to your pro forma financial information as well.

Stand-Alone Company, page 48

13. We note your disclosure that indicates you will incur costs in excess of historical costs during the period of the transition services agreement. Please revise your disclosure here and elsewhere in your filing, as appropriate, to provide an estimate of these one time costs. This disclosure should be similar to that included in your discussion of the pro forma financial statements.

14. We also note that you expect historical costs and future costs to be materially similar. Please explain to us and expand this disclosure to include your methods used in allocating historical costs incurred by Verizon, but not specifically assigned to the entities named on page 48, included in these financial statements (i.e., corporate overhead), as well as how you determined the components of future expenses and performed the analysis necessary to come to your conclusion. Similar disclosure should be added to your pro forma disclosure on page 42 and elsewhere as necessary throughout your filing. Refer to SAB Topic 1B. We may have further comment on your response.

Operating Revenue, page 49

15. We note from your disclosure that you have recorded revenue net of sales allowances for customer adjustments that are likely to occur subsequent to the time of sale. Supplementally describe the different type of programs offered or specific facts and circumstances that might lead to such customer adjustments. Describe how and when these adjustments are measured and recorded. Finally, please quantify the individually significant categories of adjustments recorded. We may have further comment on your response.

Operating Expense, page 52

16. We note that as part of your explanation of the increase in selling expenses, you cite an increase in employee-related costs intended to stimulate revenue growth that might not yet be seen in the income statement as such revenue will be amortized over future periods. Please consider including a discussion of the variance in numbers of types of advertising sold during the periods presented as this may provide the reader of the financial statements more clarity in terms of the direction of sales of actual advertising space as well as the effectiveness of selling expenses incurred in each period. For example, you might include a discussion of total full page ads, total half page ads, etc. for each directory year, as well as fluctuations in the average price of such ads. Such discussion should also include, to the extent practicable, the revenue to be recognized in each period from sales occurring in the current period for clarity.

Post Transactions, page 57

17. If you expect your credit ratings to be substantially lower than those of Verizon, resulting in a higher interest rate on borrowings, please expand your disclosures to so state.

Pro Forma Table of Contractual Obligations, page 59

18. We note you have included in your discussion of future contractual obligations a pro forma table of contractual obligations. Please revise this table to include pro forma interest payments within this table, as these payments represent contractual obligations resulting from the transactions discussed in your filing. Please also include in a footnote the material terms of such debt so that the reader of the financial statements may recalculate the interest presented for each period from the information contained in such footnote. Please note that interest expense is required in the table of contractual obligations whenever debt obligations are outstanding at the latest balance sheet.

Revenue Recognition, page 60

19. Please revise your disclosure here to briefly describe how you verify the amounts recognized and ultimately received associated with "click-through" advertising are correct. That is, please explain when and how you obtain evidence that qualifying transactions have occurred. Also, please supplementally discuss the status of any receivables associated with this revenue. This supplemental explanation should quantify the amounts of revenue included in the income statements presented associated with click-throughs as well as the bad debt write-offs associated with such revenue.

20. We assume that your arrangements do not include guarantees on minimum "hits" or "click-throughs." If our understanding is not correct, please explain how you account for any such arrangements.

21. We see, from page 21, that you are increasingly packaging online advertising with traditional print offerings to enhance total usage and advertiser value. It appears that these packages may constitute arrangements with multiple deliverables within the scope of EITF 00-21. Please supplementally describe these arrangements, including any special pricing policies associated with package deals and explain when and how you allocate, record and recognize the resulting revenues. We may have further comments upon review of your response.

Our Business, page 65

22. We note your risk factor on page 18 addressing Verizon's "regulatory obligations." Please fully describe these obligations in this section. For instance, please identify any costs of compliance and discuss the need, if any, for government approvals. Refer to Item 101(c)(1)(xii) of Regulation S-K.

Product innovation and product adaptation, page 67

23. Please explain the meaning of the term "companion directories."

Print Directories, page 71

24. Please disclose whether you are required to carry significant amounts of inventory to meet delivery requirements. Additionally, please disclose your inventory practices as compared to those of your competitors. Refer to Item 101(c)(1)(vi) of Regulation S-K.

Patents, Trademarks and Licenses, page 79

25. Please clarify how the intellectual property agreement differs from the branding agreement.

Properties, page 80

26. Please specify the location and general character of your physical properties. Refer to Item 102 of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 90

27. Please complete your beneficial ownership table as of the most recent practicable date.

Verizon Directories Disposition Corporation
August 4, 2006
Page 6

28. Please provide the address of each beneficial owner.

Relationship between Verizon and our Company after the Spin-off, page 91

29. While you identify several agreements as related party transactions, you disclose the value for only the Contribution and Separation Agreement. Please revise your discussions to provide the value, if quantifiable, of each agreement in this section. Refer to Item 404(a) of Regulation S-K.

30. Please specify the terms of the branding agreement and the intellectual property agreements.

Shares Eligible For Future Sale, page 101

31. Please disclose the number of restricted shares of common stock to be held by affiliates. Refer to Item 201(a)(2) of Regulation S-K.

Audited Consolidated Financial Statements for Verizon Directories Disposition Corporation

Consolidated Statements of Income, page F-3

32. We note that you have included interest income and expense in your consolidated statements of income for each of the three years presented, but do not appear to have included any debt in your consolidated statements of financial position.   We assume that these amounts are entirely attributable to intercompany borrowings and advances as disclosed on pages F-8 and F-19. If our assumption is not correct, please identify the sources of these balances.

33. As a related matter, it appears that none of the debt currently held by Verizon Communications is secured by assets of Directories Corp. Please confirm or advise supplementally. We may have further comment on your response.

34. We note that assets, liabilities, businesses and employees currently associated with Verizon's domestic print and internet yellow pages directories publishing operations have been transferred to you. Supplementally explain the major reasons why these balances differ from the balances presented for the Information Services segment in Note 17 to the Financial Statements of Verizon Communications, Inc. as presented in their most recent Form 10-K.

35. Please refer to SAB Topic 1-B-1, Interpretive Response to Question 2. If common expenses were allocated, please provide each of the footnote disclosures specified in the SAB, including management's assertion as to the reasonableness of the allocation method used. In this regard, we note your reference to "fully distributed

costs" on page 48. Please also disclose, if practicable, management's estimate of what expenses would have been on a stand alone basis.

Consolidated Balance Sheets, page F-4

36. Please revise your equity presentation to a single component, such as "Parent's Equity" as Directories is, prior to the transactions, still a component of Verizon and should not separately present any form of retained earnings.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Deferred Directory Costs, page F-8

37. We note from your disclosure here that deferred directory costs consist of pre-production purchases of paper for the manufacturing of directories. Supplementally explain to us why you have not explicitly described this current asset as an inventory item. Also, please revise your significant accounting policy to include how you identify costs associated with excess or obsolete inventory.

Note 3 – Sales of Business

Verizon Information Services, Hawaii, page F-11

38. Supplementally explain to us why you have not treated the sale of your Hawaii operations as a discontinued operation. It appears, from your discussions in MD&A, that these operations may constitute a component of an entity under paragraph 41 of SFAS 144. We may have further comment on your response.

Note 9 – Income Taxes, page F-16

39. Please revise your presentation of deferred tax assets and liabilities to present disclosure in the standard format of gross deferred tax assets, valuation allowance, net deferred tax assets, gross deferred tax liabilities, and your net classified deferred tax position, as applicable. Refer to the guidance in paragraph 43 of SFAS 109.

Note 11 – Additional Information, page F-17

40. Supplementally explain the nature of the line item "Verizon Domestic Telecom Billed" included in your table showing the components of accounts receivable.

Note 13 – Commitments and Contingencies, page F-19

41. Refer to your discussion of litigation. You state that, in the event of an adverse outcome, these proceedings could have a material adverse effect on financial condition and results of operations. If you believe that there is at least a reasonable

Verizon Directories Disposition Corporation
August 4, 2006
Page 8

possibility that a loss or an additional loss may have been incurred with respect to any of these matters, please describe the nature of the contingencies and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made as contemplated by paragraph 10 of SFAS 5. If you believe that the possibility of loss or additional loss is remote, please clarify this fact in the footnote.

<u>Note 15 – Subsequent Events, page F-20</u>

42. Please tell us more about each of your two contractual arrangements with Donnelley. Specifically, it appears that you received $20 million in proceeds from the sale of your printing assets. Please tell us how this amount compares with the book value and the fair value of the assets and how any differences were recorded. In addition, please tell us about the contractual terms of the nine year printing agreement. Specifically, if the pricing or other significant terms of the agreement differ from your customary terms or from the terms you would have reached in the absence of the sale of the printing assets, please describe these differences and explain whether and how you recognized and accounted for them.

*   *   *

<u>Closing</u>

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its

full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director